UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File Number 001-04777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MATTEL, INC. PERSONAL INVESTMENT PLAN

MATTEL, INC. HOURLY EMPLOYEE PERSONAL

INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MATTEL, INC.

333 Continental Boulevard

El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

December 31, 2007 and 2006

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3-4

Notes to Financial Statements	5-12

Supplemental Schedules:
Schedules of Assets (Held at End of Year) at December 31, 2007	13-14
Exhibits:
23.0 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Mattel, Inc. Personal Investment Plan and the

Mattel, Inc. Hourly Employee Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Employee Personal Investment Plan (the “Plans”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plans’ management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California

June 26, 2008

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2007
	PIP	Hourly PIP
ASSETS
Investments held in Master Trust (Note 7)	$692,450,000	$2,260,000
Participant loans	7,160,000	158,000
Receivables:
Employer contributions	1,109,000	20,000
Participant contributions	1,287,000	8,000
Due from brokers for securities sold	401,000	—
Interest and dividends	399,000	1,000

Total receivables	3,196,000	29,000

Total assets	702,806,000	2,447,000

LIABILITIES
Accrued expenses	265,000	1,000
Due to brokers for securities purchased	946,000	1,000

Total liabilities	1,211,000	2,000

Net assets available for benefits, at fair value	701,595,000	2,445,000
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,792,000	12,000

Net assets available for benefits	$703,387,000	$2,457,000

	December 31, 2006
	PIP	Hourly PIP
ASSETS
Investments held in Master Trust (Note 7)	$654,307,000	$1,814,000
Participant loans	6,907,000	109,000
Receivables:
Employer contributions	871,000	17,000
Participant contributions	1,079,000	6,000
Due from brokers for securities sold	305,000	1,000
Interest and dividends	397,000	1,000

Total receivables	2,652,000	25,000

Total assets	663,866,000	1,948,000

LIABILITIES
Accrued expenses	551,000	1,000
Due to brokers for securities purchased	206,000	—

Total liabilities	757,000	1,000

Net assets available for benefits, at fair value	663,109,000	1,947,000
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,727,000	21,000

Net assets available for benefits	$666,836,000	$1,968,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2007

	PIP	Hourly PIP
Additions
Investment income earned in Master Trust:
Interest earned on investments held in Master Trust	$10,462,000	$65,000
Dividends and other income earned on investments held in Master Trust	4,368,000	6,000
Net appreciation in fair value of investments in Master Trust	25,947,000	36,000

Total investment income earned in Master Trust	40,777,000	107,000

Contributions:
Employer	23,797,000	425,000
Participant	33,315,000	195,000

Total contributions	57,112,000	620,000

Total additions	97,889,000	727,000

Deductions
Benefits paid to participants	(59,662,000)	(319,000)
Administrative expenses	(1,592,000)	(3,000)

Total deductions	(61,254,000)	(322,000)

Net increase before transfer of assets	36,635,000	405,000
Transfer of assets between the Plans	(84,000)	84,000

Net increase	36,551,000	489,000
Net assets available for benefits:
Beginning of year	666,836,000	1,968,000

End of year	$703,387,000	$2,457,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2006

	PIP	Hourly PIP
Additions
Investment income earned in Master Trust:
Interest earned on investments held in Master Trust	$10,223,000	$20,000
Dividends earned on investments held in Master Trust	4,154,000	4,000
Net appreciation in fair value of investments in Master Trust	67,418,000	79,000

Total investment income earned in Master Trust	81,795,000	103,000

Contributions:
Employer	21,753,000	428,000
Participant	27,648,000	160,000

Total contributions	49,401,000	588,000

Total additions	131,196,000	691,000

Deductions
Benefits paid to participants	(60,356,000)	(266,000)
Administrative expenses	(1,258,000)	(2,000)

Total deductions	(61,614,000)	(268,000)

Net increase before transfer of assets	69,582,000	423,000
Transfer of assets between the Plans	(50,000)	50,000

Net increase	69,532,000	473,000
Net assets available for benefits:
Beginning of year	597,304,000	1,495,000

End of year	$666,836,000	$1,968,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	General Description of the Plans

Mattel, Inc. (the “Company”) maintains two separate savings plans, the assets of which are held in the Mattel, Inc. Master Trust (the “Master Trust”). The following description of the Mattel, Inc. Personal Investment Plan (the “PIP”) and the Mattel, Inc. Hourly Employee Personal Investment Plan (the “Hourly PIP”, and collectively the “Plans”) is provided for general information only. Participants should refer to the respective plan documents for a more complete description of specific plan provisions.

General

The PIP, established November 1, 1983, is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries. The Hourly PIP, established July 1, 1996, is a similar type of savings plan that covers certain non-union hourly employees of the Company and its subsidiaries. The Master Trust was established on July 1, 1996 to coincide with the creation of the Hourly PIP.

The Plans are sponsored by the Company under the direction of the Administrative Committee. The Plans’ assets are held by Wells Fargo Bank, N.A. (“Wells Fargo” or the “Trustee”) and the Plans’ administrator is the Company, acting by and through the Administrative Committee, and recordkeeper is Hewitt Associates.

Contributions

For PIP participants, excluding participants who are employees of Fisher-Price, Inc. and, prior to July 1, 2004, American Girl, Inc. (successor to the assets and business of Pleasant Company), the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the PIP. For all PIP participants, the Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. PIP participants who are not classified as “highly compensated employees” under the Internal Revenue Code may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. PIP participants who are classified as “highly compensated employees” may contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.

For Hourly PIP participants, excluding, prior to July 1, 2004, participants who are employees of American Girl, Inc., the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the Hourly PIP. The Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. Participants may contribute up to an additional 74 percent of compensation, with no matching contributions by the Company.

All contributions made to the Plans are subject to annual limitations imposed by the Internal Revenue Code.

PIP and Hourly PIP participants are able to direct all contributions into one or more of 14 separate investment funds in 2007, and 15 separate investment funds in 2006. Beginning April 1, 2006, participants can invest a maximum of 25 percent of total contributions in the Mattel stock fund. In addition, participants cannot transfer more than 25 percent of their account balance to the Mattel stock fund; however, employees are not required to allocate any funds to the Mattel stock fund, which allows employees to limit or eliminate their exposure to market changes in Mattel’s stock price. Prior to April 1, 2006, participants could invest a maximum of 50 percent of total contributions in the Mattel stock fund and could not transfer more than 50 percent of their account balance to the Mattel stock fund.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. Participants who terminate due to retirement at or after the age of 65, permanent and total disability, or death, become fully vested in the balances of their accounts.

Participant Loans

Participants may borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 less the highest outstanding loan balance in the last 12 months, or 50 percent of the vested balance of their account. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent set at the beginning of the month in which the loan is granted, which is fixed for the duration of the loan. Interest rates on loans outstanding ranged from five to eleven percent at December 31, 2007 and December 31, 2006. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plans’ earnings. Allocations of the Company’s contributions are based on the fund percentages to which the participants choose to allocate their contributions. Allocations of the Plans’ earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Participants are entitled to the vested balance of their account. Terminated participants’ nonvested balances are forfeited and used to reduce Company contributions in the future. Forfeitures for PIP were $1,195,000 and $957,000 in 2007 and 2006, respectively. Forfeitures for Hourly PIP were $44,000 and $40,000 in 2007 and 2006, respectively.

Payment of Benefits

Participants or beneficiaries of participants who terminate due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account or installment payments over a period of five, ten or fifteen years, unless the distributable benefit is less than $1,000 in which case the payment shall be made in a lump sum.

Expenses of the Plans

Investment manager expenses are allocated to the funds and paid by the Plans, with all other expenses paid by the Company. Expenses paid by the Company were nominal in 2007 and 2006.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared using the accrual basis of accounting. The Hourly PIP financial statements include the account balances and activity for all individuals that participated in the Hourly PIP at any time during that particular year, and the PIP financial statements include all other participant balances and activity.

On January 1, 2006, the Plan adopted the requirements as described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP AAG INV-1 and SOP 94-4-1). FSP AAG INV-1 and SOP 94-4-1 requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plans invest in investment contracts through the Master Trust. In particular, FSP AAG INV-1 and SOP 94-4-1 affects the presentation of the amounts related to the Plan’s participation in the stable value fund. As required by FSP AAG INV-1 and SOP 94-4-1, the statements of net assets available for benefits present the fair value of the investment contracts as well as adjustments from fair value to contract value for fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Valuation of Investments and Participant Loans

The Plans’ investments are stated at fair value. The fair value of the Plans’ interest in the Master Trust is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the Master Trust are valued as follows.

The Master Trust’s investments in the underlying mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. The Master Trust’s investments in the underlying common and commingled trust funds are valued at the net asset value of shares held by the Master Trust at year-end. Investments in common stock, including the Mattel stock fund, are stated at fair value using quoted market prices. The Master Trust’s underlying investments in the stable asset fund, which holds primarily guaranteed investment contracts (“GICs”) and synthetic investment contracts (“synthetic GICs”), are valued at fair value. The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of the synthetic GICs is determined using a market approach discounting methodology, which incorporates the difference between current market level rates for contract wrap fees and the wrap fee being charged. Individual assets of the synthetic GICs are valued at representative quoted market prices.

In determining the net assets available for benefits, the GICs and synthetic GICs are considered to be fully-benefit responsive and thus presented at contract value, which is equal to the principal balance plus accrued interest.

Participant loans are stated at their outstanding balances, which approximates fair value.

Contributions

Company and participant contributions are reported in the financial statements in the period in which the related employee services are rendered. Participant rollover contributions are reported as participant contributions in the financial statements.

Income Recognition

The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on an accrual basis as earned. Dividend income is recorded on the dividend declaration date.

Payment of Benefits

Benefit payments are recorded in the period in which the benefit payments occur. Benefits that are due to participants but remained unpaid as of December 31, 2007 totaled $177,000 and $3,000 for PIP and Hourly PIP, respectively. Benefits due to participants but unpaid as of December 31, 2006 totaled $273,000 and $2,000 for PIP and Hourly PIP, respectively.

Risks and Uncertainties

The Plans, through their investments in the Master Trust, invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market values of the Plans’ investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Investment Contracts

The Plans hold both GICs and synthetic GICs in the Master Trust. These contracts are managed by Morley Financial Services, Inc. (“Morley”). GICs are issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio owned by the plan, or high quality, intermediate term fixed income securities. Synthetic GICs provide for a variable crediting rate, which typically re-sets on a monthly or quarterly basis as negotiated with the contract issuer, and do not have a final stated maturity date. The synthetic GICs in this fund are predominately re-set on a monthly basis with a one-month look back for the portfolio statistics. The investment contract issuer guarantees a minimum 0% crediting rate although a wrap does not absorb any loss for credit defaults in an underlying portfolio.

As described in Note 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC. Contract value, as reported to the Plans by Morley, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. At December 31, 2007 and 2006, no reserves are considered necessary for any potential credit risk or other risk to the contract value of the investments.

Certain events limit the ability of the Plans to transact at contract value with the insurance company and the financial institution issuer. Such events may include but are not limited to: (1) amendments to the plan documents (including complete of partial plan termination or merger with another plan), (2) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events that cause a significant withdrawal form the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events allow issuers to terminate GIC and wrap contracts with the Plans and settle at an amount different from the contract value. Such events may include but are not limited to: management of the portfolio which is not in accordance with investment guidelines, breach of any material obligation under the wrap agreement, any representation or warranty made by the contract holder that becomes untrue in any material way, replacement of the advisor without prior consent of the issuer, termination of fund, fund ceases to qualify as a group trust or the Plans cease to meet the appropriate tax qualifications, or the wrap becomes a prohibited transaction within the meaning of Section 406 of the Employee Retirement Income Security Act.

The average yield earned equaled approximately five percent for 2007 and 2006. The average yield earned reflecting actual crediting rates to participants equaled approximately five percent for 2007 and four percent for 2006. These interest rates are reviewed on a monthly basis for re-setting, as applicable, and are determined based on the requirements of each specific contract. Liquidity guarantee limitations, if any, are determined based on the requirements of each specific contract.

4.	Tax Status of the Plans

The Company has received determination letters from the Internal Revenue Service, dated October 18, 2002, that confirmed the qualified and tax-exempt status of the Plans. Therefore, no provision for federal or state income tax has been included in the Plans’ financial statements. The Plans have been amended since receiving the determination letters; however, the Company and the Plans’ tax counsel believe the Plans are designed, and are currently being operated, in compliance with the applicable provisions of the Internal Revenue Code.

5.	Related-Party Transactions

The Plans had transactions in the common stock of the Company and Wells Fargo, the Wells Fargo Short-Term Investment and Large Cap Equity Value Funds managed by Wells Fargo, and common and commingled trust funds managed by Barclay’s Global Investors (BGI). Purchases and sales of the Company’s common stock totaled $2,682,000 and $4,789,000, respectively, during the year ended December 31, 2007. Purchases and sales of the Company’s common stock totaled $2,250,000 and $4,624,000, respectively, during the year ended December 31, 2006. The Company also pays certain expenses of the Plans, although nominal in amount. The Company, Wells Fargo and BGI are parties-in-interest. The Plans’ investment managers include AXA Rosenberg, Boston Company, Institutional Capital, Morley Capital, and Northern Trust Corporation, which are also parties-in-interest. A statutory exemption exists for transactions with these parties-in-interest.

6.	Plan Termination

The Company anticipates the Plans will continue without interruption, but reserves the right to discontinue the Plans. In the event such discontinuance results in the termination of the Plans, participants will become 100 percent vested in their accounts.

7.	Investments Held in Master Trust

The Plans’ assets are held in the Master Trust and the assets of the Master Trust are held by the Trustee. Each participating plan has a specific interest in the Master Trust. Assets, net investment income and gains and losses of the Master Trust are allocated to the Plans according to the elections of participants within each plan. As of December 31, 2007 and 2006, the PIP’s interest in the investments in the Master Trust equaled 99.67 and 99.72 percent, respectively. As of December 31, 2007 and 2006, the Hourly PIP’s interest in the investments in the Master Trust equaled 0.33 and 0.28 percent, respectively. Investments and investment income of the Master Trust were allocated based upon each Plans’ interest within each of the investment funds held by the Master Trust.

A summary of the investments held in the Master Trust is as follows:

	December 31, 2007
	PIP		Hourly PIP		Total
Stable Asset Fund** (at fair value)	$195,326,000	*	$1,277,000	*	$196,603,000
Common and commingled trust funds:
S&P 500 Equity Index Fund**	112,672,000	*	252,000	*	112,924,000
International Equity Index Fund**	81,613,000	*	115,000	*	81,728,000
Wilshire 4500 Equity Index Fund**	26,109,000		60,000		26,169,000
Intermediate Bond Index Fund**	20,636,000		71,000		20,707,000
LifePath 2020 Index Fund**	11,521,000		27,000		11,548,000
LifePath 2030 Index Fund**	9,708,000		13,000		9,721,000
LifePath 2010 Index Fund**	8,306,000		27,000		8,333,000
LifePath 2040 Index Fund**	5,451,000		59,000		5,510,000
LifePath Retirement Index Fund**	3,023,000		10,000		3,033,000

Total common and commingled trust funds	279,039,000		634,000		279,673,000
Mutual fund:
Long-Term US Government Bond Fund	13,414,000		70,000		13,484,000

Total mutual funds	13,414,000		70,000		13,484,000
Common stock:
Large Cap Equity Fund**	113,178,000	*	102,000	*	113,280,000
Small/Mid Cap Equity Fund**	68,433,000	*	113,000	*	68,546,000
Mattel Stock Fund**	22,864,000		64,000		22,928,000

Total common stock	204,475,000		279,000		204,754,000
Other	196,000		—		196,000

Total investments held in Master Trust	$692,450,000		$2,260,000		$694,710,000

*	Investment balance represents five percent or more of the Plan’s net assets available for benefits.

**	Party-in-interest.

	December 31, 2006
	PIP		Hourly PIP		Total
Stable Asset Fund** (at fair value)	$197,103,000	*	$1,123,000	*	$198,226,000
Common and commingled trust funds:
S&P 500 Equity Index Fund**	110,124,000	*	203,000	*	110,327,000
International Equity Fund**	42,085,000	*	33,000		42,118,000
International Equity Index Fund**	32,848,000	*	46,000		32,894,000
Wilshire 4500 Equity Index Fund**	24,220,000		27,000		24,247,000
Intermediate Bond Index Fund**	17,436,000		56,000		17,492,000
LifePath 2020 Index Fund**	6,146,000		5,000		6,151,000
LifePath 2010 Index Fund**	5,762,000		10,000		5,772,000
LifePath 2030 Index Fund**	4,716,000		2,000		4,718,000
LifePath 2040 Index Fund**	2,490,000		3,000		2,493,000
LifePath Retirement Index Fund**	1,065,000		1,000		1,066,000

Total common and commingled trust funds	246,892,000		386,000		247,278,000
Mutual fund:
Long-Term US Government Bond Fund	10,871,000		45,000		10,916,000

Total mutual funds	10,871,000		45,000		10,916,000
Common stock:
Large Cap Equity Fund**	111,749,000	*	95,000		111,844,000
Small/Mid Cap Equity Fund**	59,680,000	*	93,000		59,773,000
Mattel Stock Fund**	27,942,000		72,000		28,014,000

Total common stock	199,371,000		260,000		199,631,000
Other	70,000		—		70,000

Total investments held in Master Trust	$654,307,000		$1,814,000		$656,121,000

*	Investment balance represents five percent or more of the Plan’s net assets available for benefits.

**	Party-in-interest.

A summary of the Master Trust’s investment income is as follows:

	2007	2006
Investment income:
Interest, dividends and other	$14,901,000	$14,401,000
Net appreciation	25,983,000	67,497,000

	$40,884,000	$81,898,000

The Master Trust’s investments, including realized gains on investments sold and unrealized gains on investments held, appreciated (depreciated) as follows:

	2007
	PIP	Hourly PIP	Total
Common and commingled trust funds	$18,242,000	$34,000	$18,276,000
Mutual funds	468,000	2,000	470,000
Common stock	7,237,000	—	7,237,000

Net appreciation in fair value of investments	$25,947,000	$36,000	$25,983,000

	2006
	PIP	Hourly PIP	Total
Common and commingled trust funds	$(508,000)	$(12,000)	$(520,000)
Mutual funds	35,317,000	50,000	35,367,000
Common stock	32,609,000	41,000	32,650,000

Net appreciation in fair value of investments	$67,418,000	$79,000	$67,497,000

The Company has directed the Trustee to invest any excess cash balances in The Wells Fargo Short-Term Investment Fund, which is a diversified portfolio of short-term investment securities.

8.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the PIP financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$703,387,000	$666,836,000
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(1,792,000)	—
Benefits due to participants but unpaid at year-end	(177,000)	(273,000)
Loans classified as uncollectible per the Form 5500	(6,000)	(23,000)

Net assets available for benefits per the Form 5500	$701,412,000	$666,540,000

The following is a reconciliation of the net increase in the net assets available for benefits per the PIP financial statements to the Form 5500:
	2007	2006
Net increase in net assets available for benefits per the financial statements	$36,551,000	$69,532,000
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(1,792,000)	—
Benefits due to participants but unpaid at year-end	96,000	(273,000)
Deemed distributions of participant loans per the Form 5500	17,000	(1,000)

Net increase in net assets available for benefits per the Form 5500	$34,872,000	$69,258,000

The following is a reconciliation of net assets available for benefits per the HPIP financial statements to the Form 5500:
	2007	2006
Net assets available for benefits per the financial statements	$2,457,000	$1,968,000
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(12,000)	—
Benefits due to participants but unpaid at year-end	(3,000)	(2,000)

Net assets available for benefits per the Form 5500	$2,442,000	$1,966,000

The following is a reconciliation of the net increase in the net assets available for benefits per the HPIP financial statements to the Form 5500:
	2007	2006
Net increase in net assets available for benefits per the financial statements	$489,000	$473,000
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(12,000)	—
Benefits due to participants but unpaid at year-end	(1,000)	(2,000)

Net increase in net assets available for benefits per the Form 5500	$476,000	$471,000

9.	New Accounting Pronouncement

SFAS No. 157

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Plans’ statements of changes in net assets available for benefits or statements of net assets available for benefits.

MATTEL, INC. PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
*	Participant Loans	As of December 31, 2007, interest rates on loans outstanding ranged from five percent to eleven percent. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. Loan maturity dates range from 2008 to 2022.		7,160,000

				$7,160,000

*	Party-in-interest.

**	Historical cost is disclosed only for nonparticipant-directed investments.

MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

EIN: 95-1567322 PN: 004

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
*	Participant Loans	As of December 31, 2007, interest rates on loans outstanding ranged from five percent to nine percent. Loan terms range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. Loan maturity dates range from 2009 to 2013.		158,000

				$158,000

*	Party-in-interest.

**	Historical cost is disclosed only for nonparticipant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Mattel, Inc. Personal Investment Plan Mattel, Inc. Hourly Employee Personal Investment Plan

Date: June 26, 2008	By:	/s/ MICHAEL A. SALOP
Michael A. Salop Treasurer and Senior Vice President, Investor Relations Mattel, Inc.